

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2008

Mr. Martin Rip
Chief Financial Officer, Corporate Secretary
Canadian Zinc Corporation
Suite 1710, 650 West Georgia Street
P.O. Box 11644
Vancouver, British Columbia
Canada V6B 4N9

> Re: **Canadian Zinc Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **File No. 000-22216**

Dear Mr. Rip,

     We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments and be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

General

1.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those

recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

2.   We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

2007 Resource Estimation

3.   As a foreign filer, your mineral resource estimates are required to demonstrate reasonable prospects for economic extraction. This requires the use of preliminary economic assumptions, such as mining and processing costs, metallurgical recoveries, and pricing information to constrain your mineral envelope in addition to your geologic block model with its associated confidence categories. Please disclose this basic economic information with your resource estimates. For both operating mines and undeveloped properties, we believe this is best performed by an economically based cutoff grade to segregate your resources from mineralization. Please remove all resource estimates, which are not based on an economically derived cutoff grade or demonstrated reasonable prospects of economic development.

Exhibit 19.1 – Financial Statements, page 1

4.   The terms development and production have very specific meanings within Industry Guide 7, (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler, Mining Engineer, at (202) 551 - 3718 with questions about engineering comments or me at (202) 551 - 3683 with any other questions.

Sincerely,
Jill Davis
Branch Chief



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

FACSIMILE COVER SHEET

DATE: **December 11, 2008**

TO: **Mr. Martin Rip**
(604) 688 - 2001 (Phone)
(604) 688 - 2043 (FAX)

FROM: **George K. Schuler**
(202) 551 - 3718 (Phone)
(202) 772 - 9368 (FAX)

COMPANY: **Canadian Zinc Corporation**

Number of pages including cover sheet: **4**

The information contained in this facsimile message is confidential and is intended only for the use of the individual or entity named above. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by telephone, and return the original message to us at the above address via the U.S. postal service.

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TRANSMISSION OK

TX/RX NO                3525
RECIPIENT ADDRESS       16046882043
DESTINATION ID
ST. TIME                12/11 19:56
TIME USE                01'17
PAGES SENT              4
RESULT                  OK
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010



FACSIMILE COVER SHEET

DATE: **December 11, 2008**

TO: **Mr. Martin Rip**
                   (604) 688 - 2001 (Phone)
                   (604) 688 - 2043 (FAX)

FROM: **George K. Schuler**
                   (202) 551 - 3718 (Phone)
                   (202) 772 - 9368 (FAX)

COMPANY: **Canadian Zinc Corporation**